UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

PARTNERS GROUP PRIVATE EQUITY (INSTITUTIONAL), LLC
(Name of Subject Company (Issuer))

PARTNERS GROUP PRIVATE EQUITY (INSTITUTIONAL), LLC
(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY UNITS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Brooks Lindberg
Partners Group Private Equity (Institutional), LLC
1114 Avenue of the Americas, 37th Floor
New York, NY 10036
(212) 908-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
(215) 988-2700

December 27, 2010
 (Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$1,506,209 (a)	Amount of Filing Fee:	$174.87 (b)

(a) Calculated as the aggregate maximum value of Interests being purchased.
(b) Calculated at $116.10 per $1,000,000 of the Transaction Valuation.

☒      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$162.54
Form or Registration No.:	SC TO-I
Filing Party:	Partners Group Private Equity (Institutional), LLC
Date Filed:	December 27, 2010

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on December 27, 2010 by Partners Group Private Equity (Institutional), LLC  (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase limited liability company units ("Units”) in the Fund in an aggregate amount up to $1,506,209 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on December 27, 2010.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.   Holders of Units in the Fund ("Members") that desired to tender Units, or a portion thereof, for purchase were required to submit their tenders by 12:00 midnight, Eastern Time, on January 26, 2011.

2.   As of January 26, 2011, one (1) Member validly tendered Units and did not withdraw such tenders prior to the expiration of the Offer. These validly tendered Units were accepted for purchase by the Fund in accordance with the terms of the Offer.

3.   The net asset value of the Units tendered pursuant to the Offer was calculated as of April 1, 2011 in the amount of $1,506,209.

4.   The payment of the purchase price of the Units or portions of Units tendered was made in the form of promissory notes issued to each of the Members whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer.  The promissory notes were held by UMB Fund Services, Inc., the Fund's administrator, on behalf of such Members, in accordance with the terms of the Offer.  One (1) Member, whose tenders were accepted for purchase by the Fund, did not tender their entire Units in the Fund, therefore, pursuant to the promissory notes issued to the Members, the Fund will pay to the Members 100% of the Members' unaudited net asset value of the Units tendered.  Cash payments in the amount of the unaudited net asset value of the Units tendered were wired to the account(s) designated by such Members in their Letters of Transmittal on April 26, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

PARTNERS GROUP PRIVATE EQUITY (INSTITUTIONAL), LLC

By:	/s/ Scott Higbee
Name: Scott Higbee
Title: President

October 28, 2011